Exhibit 19

FOR IMMEDIATE RELEASE

WAL-MART’S SUCCESSFUL TENDER OFFER RESULTS

IN NYSE DELISTING OF D&S’s ADSs

Wal-Mart Will Conduct Future Follow-on Tender Offer for

Remaining D&S Shares and ADSs; Same Price to Apply

BENTONVILLE, Ark. and SANTIAGO, Chile, Jan. 27, 2009 – Wal-Mart Stores, Inc. (NYSE: WMT; “Wal-Mart”) confirmed that because of the widespread success of the tender offer for the common shares of Distribución y Servicio D&S S.A. (DYS; D&S) and the low volume of American Depository Shares (“ADSs”) representing the common shares of D&S now held by the public (approximately 0.4 percent of D&S’s outstanding capital stock), the New York Stock Exchange (NYSE) had suspended trading of, and announced plans to delist, the ADSs in the United States.

Wal-Mart’s wholly-owned Chilean subsidiary will launch a follow-on tender offer for all of the remaining common shares and ADSs of D&S on or before Feb. 24, 2009 and the price will be $0.408 per common share and $24.48 per ADS. These are the same price terms offered in its recently concluded tender offer. The offer will be made strictly in accordance with applicable law. Other information, including the means of tendering, will be available on or before Feb. 24, 2009, and questions on or after such offer date can be directed to Georgeson, Inc., which will serve as Information Agent for the offer, at:

Georgeson, Inc.

199 Water St. 26th Floor

New York, NY USA 10038-3650

info@georgeson.com

Bankers and Brokers Call: (212) 440-9800

All Others Call Toll Free: (888) 350-3512

As of the date of this press release, D&S’s common shares are traded primarily on the Santiago Stock Exchange, but substantially all of the outstanding common shares are beneficially owned by Wal-Mart (58.3 percent) and by Felipe and Nicolás Ibáñez Scott (40.1 percent).

ADS shareholders wanting more information should contact Wal-Mart Investor Relations at the following:

Wal-Mart Investor Relations:

Carol Schumacher (479) 277-1498

Mike Beckstead (479) 277-9558

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About Wal-Mart Stores, Inc. (NYSE: WMT – News)

Wal-Mart Stores, Inc. operates Wal-Mart discount stores, supercenters, Neighborhood Markets and Sam’s Club locations in the United States. The Company operates in Argentina, Brazil, Canada, Chile, China, Costa Rica, El Salvador, Guatemala, Honduras, Japan, Mexico, Nicaragua, Puerto Rico and the United Kingdom and, through a joint venture, in India. The Company’s securities are listed on the New York Stock Exchange under the symbol WMT. More information about Wal-Mart can be found by visiting http://www.walmartstores.com. Online merchandise sales are available at http://www.walmart.com/ and www.samsclub.com.